
March 9, 2017

Richard T. McGuire III
Managing Partner
Marcato Capital Management LP
Four Embarcadero Center, Suite 2100
San Francisco, CA 94111

> **Re: Buffalo Wild Wings, Inc.**
> **Definitive Additional Soliciting Materials**
> **Filed February 22, 2017 and March 8, 2017 by Marcato Capital Management**
> **LP et al.**
> **File No. 000-24743**

Dear Mr. McGuire:

We have reviewed the above-captioned filings, and have the following comments.

General

1. Please avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. We note, for example, the following statement in your soliciting material filed on February 22, 2017: "Management (Falsely) Claimed That Its Process Was Just Beginning in Oct. 2016." Characterizing a statement as an opinion or belief does not eliminate the need to rely upon a reasonable factual foundation for the statement. Please provide us with the factual foundation upon which the participants relied to conclude that management made a false claim. Refer to Note b. to Rule 14a-9.

2. We note your statement on slide 14 of the soliciting material filed on March 8, 2017 that reads in relevant part: "Virtually no key executive or board member, over the company's entire 13+ year history as a public company, has ever invested their personal capital into the shares of Buffalo Wild Wings". The same slide, however, discloses that key executive and board member share purchases were made, albeit pursuant to the Employee Stock Purchase Plan. Please advise us, with a view toward corrective disclosure, how the statement regarding the absence of investment made with personal capital may be reconciled with the admission that purchases were in fact made in which the shares of Buffalo Wild Wings were held for periods of time purportedly averaging 75 days.

We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Christina M. Thomas, Attorney-Adviser, at (202) 551-3577 or me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Richard M. Brand
       Cadwalader, Wickersham & Taft LLP